EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is effective as of the 21st day of May, 2019 by and among Boston Partners Global Investors, Inc., a Delaware corporation (herein called “Boston Partners”), Campbell & Company Investment Adviser LLC, a Delaware limited liability company (herein called “Campbell & Company”) and The RBB Fund, Inc., a Maryland corporation (the “Company”), on behalf of its series, the Boston Partners Global Equity Advantage Fund (the “Fund”).

WITNESSETH:

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and

WHEREAS, Boston Partners and Campbell & Company (each, a “Co-Adviser” and, collectively, the “Co-Advisers”) each render advice and services to the Fund pursuant to the terms and provisions of an Investment Co-Advisory Agreement among the Company, Boston Partners and Campbell & Company (the “Co-Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses that have not been assumed by the Co-Advisers; and

WHEREAS, the Co-Advisers desire to limit the Fund’s Expenses (as such term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Company (on behalf of the Fund) desires to allow the Co-Advisers to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Limit on Expenses. Boston Partners and Campbell & Company hereby jointly and severally agree to limit the Fund’s current Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets, to 1.05% (the “Annual Limit”). In the event that the current Expenses, as accrued each month, exceed the Annual Limit, the Co-Advisers will pay to the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the Board of Directors of the Company determines that an excess expense payment due date be other than thirty (30) calendar days, the Company will provide the Co-Advisers with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Co-Advisers are notified of such excess expense.

2. Definition. For purposes of this Agreement, the term “Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the investment advisory or management fee detailed in the Co-Advisory Agreement and any other expenses described in the Co-Advisory Agreement, but does not include short sale dividend expense, brokerage commissions, extraordinary items, interest or taxes.

3. Reimbursement of Fees and Expenses. The Company hereby agrees to reimburse the Co-Advisers for any excess expense payments that are paid or absorbed by the Co-Advisers pursuant to this Agreement set forth above ("Excess Expenses"), subject to the conditions set forth in this Section 3. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

4. Term. This Agreement shall become effective on the date specified herein for an initial term run through December 31, 2021 and for consecutive one year terms thereafter, subject to annual approval by the Board of Directors of the Company, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Company, on behalf of the Fund, upon sixty (60) days’ written notice to the Co-Advisers. This Agreement may not be terminated by a Co-Adviser, other than at the end of any one year term by providing sixty (60) days’ written notice to the Fund, without the consent of the Board of Directors of the Company, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to the Fund, if the Co-Advisory Agreement is terminated with respect to the Fund, with such termination effective upon the effective date of the Co-Advisory Agreement’s termination with respect to the Fund. This Agreement will automatically terminate, with respect to a Co-Adviser, if the Co-Advisory Agreement is terminated with respect to the Co-Adviser, with such termination effective upon the effective date of the Co-Advisory Agreement’s termination with respect to the Co-Adviser.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

THE RBB FUND, INC., on behalf of its series, the Boston Partners Global Equity Advantage Fund

By:	/s/ Salvatore Faia
Name:	Salvatore Faia
Title:	President

Boston Partners Global Investors, Inc.

By:	/s/ William G. Butterly, III
Name:	William G. Butterly, III
Title:	General Counsel

Boston Partners Global Investors, Inc.

By:	/s/ Greg Varner
Name:	Greg Varner
Title:	Chief Financial Officer

Campbell & Company Investment Adviser LLC

By:	/s/ Thomas P. Lloyd
Name:	Thomas P. Lloyd
Title:	Secretary

Campbell & Company Investment Adviser LLC

By:	/s/ Gabriel A. Morris
Name:	Gabriel A. Morris
Title:	Managing Director